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                                                                      EXHIBIT 23


The Board of Directors
Integrated Systems Consulting Group, Inc.

We consent to incorporation by reference in the registration statement No. 333-05473 on Form S-8 of Integrated Systems Consulting Group, Inc. of our report dated January 23, 1998, except as to note 14, which is as of February 27, 1998, relating to the consolidated balance sheets of Integrated Systems Consulting Group, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997, and related schedule, which report appears in the December 31, 1997 annual report on Form 10-K of Integrated Systems Consulting Group, Inc.



KPMG Peat Marwick LLP

Philadelphia, PA
March 27, 1998